BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.



02002712

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

December 12, 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Pacific Topaz Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1285

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since October 3, 2001:

A. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended August 31, 2001 with relevant Quarterly report on BC Form 51-901F.

B. Copy of Yukon Notice of Change of Attorney dated November 9, 2001.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY



PER:

GWEN WEGNER
Paralegal



Enclosures

82-1285

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51 -901 F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.



The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown: the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only

Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

Provide the following information for the year-to-date period:

(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

Provide the following information as at the end of the reporting period:

(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and

(b) number and recorded value for shares issued and outstanding

(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

(d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. *Subsequent Events*

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
PACIFIC TOPAZ RESOURCES LTD.			August 31, 2001	01/11/06
ISSUER'S ADDRESS				
# 501 – 905 West Pender Street				
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO	ISSUER TELEPHONE NO	
Vancouver BC	V6C 1L6	(604) 669-5886	(604) 669-5819	
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO	
Raymond Roland	Director		(604) 669-5819	
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS			
N/A	N/A			

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond W. Roland"	Raymond William Roland	01/11/06
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"James T. Boyce"	James Thomas Boyce	01/11/06

PACIFIC TOPAZ RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the nine months ended August 31, 2001
(Unaudited – Prepared by Management)

Schedule A. Financial Statements
– See consolidated financial statements attached

Schedule B. Supplementary Information

1. *Analysis of expenses and deferred exploration costs*

General and administrative expenses
– See consolidated financial statements attached

Deferred exploration costs	Nugget Queen Claim	Bo Lake Claim	Total
Balance, November 30, 2000	$ 284,541	$ 52,801	$ 337,342
Deferred exploration and development costs			
Acquisition	-	65,000	65,000
Assay and lab work	-	650	650
Concession fee	240	-	240
Geological consulting	-	32,415	32,415
	240	98,065	98,305
Balance, August 31, 2001	$ 284,781	$ 150,866	$ 435,647

2. Related party transactions:
– See Note 3 to the consolidated financial statements attached

3 Summary of securities issued and options granted during the period:

a) Common shares issued during the period:

Date	Type of Issue	Price	Number	Total Cash Proceeds
	Resource Property	-	100,000	$ Nil

PACIFIC TOPAZ RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the nine months ended August 31, 2001
(Unaudited – Prepared by Management)

3 Summary of securities issued and options granted during the period: - (cont'd)

b) Summary of options granted during the period: Nil

4. Summary of securities as at the end of the reporting period:

a) Description of authorized share capital including number of shares for each class
– See Note 2 to the consolidated financial statements

b) Number and recorded value for shares issued and outstanding
– See Note 2 to the consolidated financial statements

c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
– See Note 2 to the consolidated financial statements

d) Number of shares in each class of shares subject to escrow or pooling agreements
– See Note 2 to the consolidated financial statements

5. List the names of the directors and officers: Marvin Palmer, President and Director
James Boyce, Director
Neil Palmer, Secretary and Director
John Rizzuti, Director
Raymond Roland, Director

Schedule C *Management Discussion*
– See attached

Schedule C. Management Discussion

NATURE OF BUSINESS

Pacific Topaz is a venture capital company with a mineral exploration business. Pacific Topaz is actively exploring for platinum group elements, including palladium, under a joint venture agreement with Buck Lake Ventures Ltd on their Bo Lake property and also gold/silver on its Queen Nugget Gold/Silver claims. All of the Company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of shares either by way of private placements or brokered financings to fund its property acquisitions and exploration programs.

The Company also continues to review business opportunities outside the resource sector in particular the entertainment industry including all facets of the production and distribution of entertainment related products and their Internet applications.

RESULTS OF OPERATIONS

Pacific Topaz incurred a net loss of $95,329 for the nine month period ended August 31,2001 as compared to a loss of $ 116,081 for the comparative period ending August 31, 2000. The decrease was due mainly to decrease in office and administrative expenses.

RESOURCE PROPERTY INTERESTS

1. Bo Lake Platinum/Palladium Property

   By a property option agreement dated October 19,2000, the company acquired the right to earn up to 50% interest in 109 mineral claims from Buck Lake Ventures Ltd., the Bo Lake Property is located approximately 90 miles northwest of Thunder Bay, Ontario near the Lac des Isles platinum/palladium mines owned by North American Palladium.The option is effective up to October 19, 2003.

   Pacific Topaz is continuing to explore the Bo Lake Property for platinum group elements and is focusing the majority of its efforts in this area.

2. Queen Nugget Gold/Silver Claims, British Columbia

   Pacific Topaz holds an option agreement whereby it may acquire a 100% interest, subject to a 2.5% net smelter return royalty, in two mineral claims known as the Queen-Nugget Gold/Silver Claims. The Queen-Nugget claims are located approximately 35 kilometers northeast of Port Hardy, British Columbia in a favorable geologic environment for quartz vein gold deposits. Pacific Topaz continues to explore this property for gold/silver

Schedule C. Management Discussion –cont'd

2 Queen Nugget Gold/Silver Claims, British Columbia – cont'd

   negotiating the option agreement. To earn a 100% interest in the claims, Pacific Topaz issued 100,000 shares in its capital stock, and must pay $175,000 over two years and incur exploration expenditures on the claims of at least $400,000 over 3.5 years.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of the Company during the period.

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2001, and 2000

(Unaudited – Prepared by Management)

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
August 31, 2001, and November 30, 2000
(Unaudited – Prepared by Management)

ASSETS	2001	2000
Current		
Cash and term deposit	$ 16,224	$ 198,149
Accounts receivable	17,921	99,197
Prepaid expenses	1,897	1,397
	36,042	298,743
Capital assets	23,097	29,784
Resource properties	435,649	337,344
	$ 494,788	$ 665,871
LIABILITIES		
Current		
Accounts payable – Note 3	$ 325,749	$ 443,583
Due to a director	5,506	5,506
Note payable	42,469	40,389
	373,724	489,478
Long-term debt	55,000	55,000
	428,724	544,478
SHAREHOLDERS' EQUITY		
Share capital – Note 2	3,357,311	3,317,311
Shares subscribed	-	-
Deficit	(3,291,247)	(3,195,918)
	66,064	121,393
	$ 494,788	$ 665,871

Commitments – Note 2

APPROVED BY THE DIRECTORS:

"Raymond W. Roland" ____________, Director   *"James T. Boyce"* ____________, Director

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited – Prepared by Management)

	3rd QUARTER Nine-month period Ended August 31st	
	2001	2000
DEFICIT, BEGINNING OF THE PERIOD	**$ 3,195,918**	$ 2,937,960
NET LOSS	**95,329**	112,929
DEFICIT, END OF THE PERIOD	**$ 3,291,247**	$ 3,050,889

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS
(Unaudited – Prepared by Management)

	YEAR-TO-DATE Nine-month period Ended August 31st		3RD QUARTER Three-month period Ended August 31st	
	2001	2000	**2001**	2000
General and Administrative Expenses				
Amortization	**$ 6,689**	$ 1,451	**$ 2,226**	$ 860
Automobile	**143**	1,735	**143**	-
Bank charges and interest	**12,528**	23,814	**4,830**	8,994
Filing fees	**4,395**	7,445	**2,985**	2,875
Management fees	**22,500**	22,500	**7,500**	7,500
Office and miscellaneous	**1,259**	8,731	**(4,937)**	3,052
Professional fees	**30,390**	30,113	**17,010**	21,035
Rent	**13,500**	13,500	**4,500**	4,500
Transfer agent fees	**2,091**	2,091	**838**	643
Travel and promotion	**2,661**	4,701	**1,518**	-
Loss before other items	**96,156**	116,081	**36,613**	49,459
Other items:				
Interest income	**(827)**	(3,152)	**(30)**	(1,195)
Net loss for the period	**95,329**	112,929	**36,583**	48,264
Loss per share	**$ 0.01**	$ 0.01	**$ 0.005**	$ 0.01

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	YEAR-TO-DATE Nine-month period Ended August 31st		3RD QUARTER Three-month period Ended August 31st	
	2001	2000	**2001**	2000
Operating Activities				
Net loss for the period	**$ (95,329)**	$ (112,929)	**$ (36,583)**	$ (48,264)
Add (deduct) items not affecting cash:				
Amortization	**6,689**	1,451	**2,226**	860
	(88,640)	(111,748)	**(34,357)**	(47,404)
Changes in non-cash working capital balances related to operations:				
Accounts receivable	**81,276**	(13,518)	**(2,364)**	(3,611)
Prepaid expenses	**(500)**	(458)	**250**	375
Accounts payable	**(117,836)**	67,327	**(12,071)**	14,547
Note payable	**2,080**	1,945	**709**	659
	(123,620)	(56,182)	**47,835**	(35,434)
Investing Activities				
Acquisition of resource properties	**(25,000)**	(5,040)	**(9,512)**	-
Acquisition of capital assets	**-**	(32,069)	**-**	-
Exploration costs	**(33,305)**	(11,424)	**(33,305)**	(11,424)
	(58,305)	(48,533)	**(42,817)**	(11,424)
Financing Activities				
Increase in shares subscribed	**-**	100,000	**-**	100,000
Increase (decrease) in cash during the period	**(181,925)**	(4,715)	**(50,650)**	53,142
Cash and term deposit, beginning of period	**198,149**	258,781	**66,874**	200,924
Cash and term deposit, end of the period	**$ 16,224**	$ 254,066	**$ 16,224**	$ 254,066
Cash and term deposit consists of:				
Cash	**$ 16,224**	$ 194,066	**$ 16,224**	$ 194,066
Term deposit	**-**	60,000	**-**	60,000
	$ 16,224	$ 254,066	**$ 16,224**	$ 254,066

Non-Cash Transactions – Note 4

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2001, and 2000
(Unaudited – Prepared by Management)

Note 1 Interim Financial Statements

While the information presented in the accompanying interim nine months to August 31, 2001 financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these financial statements be read in conjunction with the Company's annual November 30, 2000 audited financial statements.

Note 2 Share Capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

		#	$
Balance, November 1998		1,119,374	2,072,279
For cash:			
– pursuant to a private placement	– at $0.15	1,936,667	290,500
For acquisition of resource property	– at $0.29	100,000	29,000
For debt settlement	– at $0.15	672,500	100,875
	– at $0.20	437,500	87,500
Balance, November 1999		4,266,041	2,580,154
For cash:			
– pursuant to a private placement	– at $0.38	386,484	146,864
– pursuant to a private placement	– at $0.25	1,200,000	300,000
Finders fee		-	(20,000)
Share issue costs		-	(8,040)
– pursuant to a private placement	– at $0.225	1,155,555	260,000
– pursuant to the exercise of warrants	– at $0.175	333,333	58,333
Finders fee		40,000	-
Balance, November 30, 2000		7,381,413	3,317,311
For acquisition of resource property		100,000	40,000
Balance, August 31, 2001		7,481,413	3,357,311

Note 2 Share Capital – cont'd

(c) Commitments – cont'd

Share Purchase Warrants

At August 31, 2001, the company had 2,742,039 share purchase warrants outstanding entitling the holders thereof the right to purchase one additional common share for each warrant held as follows:

#	Price	Expiry Date
88,888	$0.26	November 5, 2001
1,066,667	$0.26	November 10, 2001
1,200,000	$0.33	September 7, 2002
386,484	$0.50	May 1, 2003
2,742,039		

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the company's stock on the date of the grant.

A summary of the status of the stock option plan as of August 31, 2001, and 2000 and changes during the periods ended on those dates is presented below:

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	542,159	$0.43	-	-
Granted	-	-	542,159	$0.43
Outstanding and exercisable at end of year	542,159	$0.43	542,159	$0.43

At August 31, 2001, the company had 542,159 share purchase options outstanding entitling the holders thereof to acquire one common share for each option held at $0.43 until March 10, 2002.

Note 2 Share Capital – (cont'd)

(d) Escrow

At August 31, 2001, and 2000, 87,499 common shares are held in escrow by the company's transfer agent. The release of these shares is subject to regulatory approval.

Note 3 Related Party Transactions

At August 31, 2001, accounts receivable include $10,000 (2000: $Nil) due from a director.

At August 31, 2001, accounts payable include $4,000 (2000: $8,576) owing to a director of the company or companies with a common director.

Note 4 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. The following transaction have been excluded from the statement of cash flows:

During the nine months ended August 31, 2001, the company issued 100,000 common shares valued at $40,000 in respect to a resource property acquisition.

82-1285

YUKON BUSINESS CORPORATIONS ACT
EXTRA-TERRITORIAL CORPORATIONS
(Sections 278 and 286)

Form 11-02

NOTICE OF ATTORNEY FOR SERVICE OR
CHANGE OF ATTORNEY OR
ALTERNATE ATTORNEY

1. Name of Corporation: PACIFIC TOPAZ RESOURCES LTD.

2. Corporate Access Number: #26288

3. ☐ First Attorney ☐ Alternate Attorney

   ☑ Change of Attorney

4. The Board of Directors of the above-mentioned Corporation have appointed

   Dave Brickner

   as the Corporation's attorney for service.

5. Full address (post office box not sufficient) of attorney:

   8th Avenue and Mission Street (second house on west side of Mission Street to the south of 8th Avenue), Dawson City, Yukon, Y0B 1G0

6. I, Dave Brickner, hereby consent to act as the Attorney of the above Corporation.

   Dated this 6th day of November, 2001.

   Signature: [signature]

   Witness: Name: NORA KIRSTEIN
   Address: BOX 851
   DAWSON CITY YUKON
   Signature: [signature]

7. DATE	SIGNATURE	TITLE
November 9, 2001	[signature]	Raymond Roland, Director